

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Daniel Guglielmone
Executive Vice President - Chief Financial Officer
FEDERAL REALTY INVESTMENT TRUST
909 Rose Avenue, Suite 200
North Bethesda , Maryland 20852

>   **Re: FEDERAL REALTY INVESTMENT TRUST**
>   **Form 10-K for Fiscal Year Ended December 31, 2020**
>   **Filed February 11, 2021**
>   **File No. 001-07533**

Dear Mr. Guglielmone:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction